BABY FOX INTERNATIONAL, INC.
Minhang District
89 Xinbang Road, Suite 305-B5
Shanghai, P.R. China

May 15, 2009

Via U.S. mail and facsimile
Jay Williamson
Division of Corporation Finance
Securities and Exchange Commission
100 F Streat, N.E.
Mail Stop 3561
Washington, D.C. 20649

    Re:          Baby Fox International, Inc.
    Registration Statement on Form S-1
    Filed May 12, 2008
    File No. 333-150835

Dear Mr. Williamson:

We are in receipt of your comment letter dated March 7, 2009 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by the Staff. For your convenience, the question is listed below, followed by the Company’s response.

General Comments

1.        We note your response to prior comment one from our June 10, 2008 letter. However, we believe additional discussion is warranted. Please provide us with a detailed legal and factual analysis supporting your conclusion that this is not a primary offering by the company for rule 415 purpose.

ANSWER: The shares being offered for resale by the selling shareholders consist of 868,262 shares of our common stock held by 40 shareholders. Among the 40 selling shareholders, 32 shareholders purchased their shares of our common stock in our Regulation D Rule 506 private placement closed in March 2008. None of the investors in the private placement are related to us and did not have any contractual or other relationships with us prior to the private placement. In addition, eight (8) shareholders acquired the 440,762 shares as compensation for their services rendered. These selling shareholders bore the market risk for the common stock, and continue to bear the entire risk of their investment. We do not bear any risk in connection with the issuance of the common stock.

In addition, the selling shareholders have represented and warranted that they purchased the securities for their own account. None of the selling shareholders are in the business of underwriting securities. None of them is a broker-dealer. The common stock will be sold in the market at the market price.

Moreover, we have no access to the proceeds as a result of the selling of the common shares covered by this prospectus. The selling stockholders are selling shares of common stock for their own account. We will not receive any portion of the proceeds from the sale or other disposition of the shares of common stock covered hereby, or interests therein, by the selling stockholders.

Looking at all the circumstance, the selling shareholders are not acting as our conduit and the selling shareholders have purchased the shares for their own account. As a result, we believe this offering is not a primary offering and for all of these reason.

2.        We do not believe that the company has fully addressed our prior comment two. Accordingly, we reissue it. Our prior comment was:

a.           We note that you present forward looking statements and projections throughout your document despite your limited operating history ... Please review your Form S-l in its entirety to provide a reasonable basis for such projections within your disclosure document. Alternatively such projections should be removed. In this respect your attention is directed to Item 10(b) of Regulation S-K.

ANSWER: Please be advised that we have removed all of the forward-looking statements and projections throughout the document.

3.        Please revise the disclosure throughout your document to provide updated disclosure regarding the company. By means of illustration only, we note your disclosure on page 1 presents the number of open stores as of December 31, 2007.

ANSWER: Please be advised that we have revised the statement to furnish the updated disclosure regarding the company.

4.        Please revise the disclosure throughout your document - but including the Summary, Risk Factors, and Management's Discussion and Analysis, to provide updated and expanded disclosure regarding the current state of the Chinese economy, your industry, and your target customer's current financial situation. Without limiting the generality of the foregoing you should address any changes in purchasing patterns or margins from prior periods and how such changes impact your business. In this respect we specifically note references to increased clearance sales and higher discounts in your Management's Discussion and Analysis.

ANSWER: Please be advised that we have revised the disclosure throughout the document to provide updated and expanded disclosure regarding the current state of the Chinese economy, our industry, and our target customer’s current financial situation as applicable.

5.        We note your response to prior comment five and reissue that comment. Please revise to provide a more detailed discussion of Chinese laws and regulations and how they apply to your company. In this respect we are not merely looking for a discussion of laws and regulations governing the investment relationship(s) with your shareholders, we are also looking for disclosure concerning the laws and regulations that govern your everyday business activities.

ANSWER: Please be advised that we have revised to provide a more detailed discussion of the application of Chinese laws and regulations to us and our everyday business activities on page 2 under the subheading “Influence of Applicable Chinese Laws and Regulations.”

Prospectus Summary, page 1

6.        Your existing disclosure under Background indicates that the Equity Share Acquisition Agreement to acquire Shanghai Baby Fox was "an arms' length transaction" however, for accounting purposes you appear to have treated the transaction as one "between entities under common control." Please reconcile.

ANSWER: Please note that the reference to “an arms’ length transaction has been deleted. We have revised the disclosure to more fully expand upon the structure of the transaction and why we believe the transaction was one between entities under common control.

Summary Financial and Operating Information, page 3

7.
We note your response to our prior comment 15 and reissue that comment. Please revise to disclose dividends declared per common share as required by Item 301 of Regulation S-K. In addition, please add appropriate footnote disclosure to indicate that these dividends have not been paid and clarify when the dividends will be paid. Also, please clarify how the payment of these dividends would impact your current business plans and financial condition. Appropriate disclosure should also be added under Dividend Policy on page 12.

ANSWER: Please be advised that our wholly-owned subsidiary, Shanghai Baby Fox, declared dividends on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757 respectively. We plan to pay the dividends before December 31, 2010, when our net income exceeds the total amount due ($835,231). The payment may have a significant impact on our financial position and reduce our planned store openings. Our Nevada corporation, Baby Fox International, Inc., has not declared any dividend since its inception on August 13, 2007.

Risk Factors, page 4

8.
Please revise to add an additional risk factor addressing the material risks to the company associated with entering into related party agreements, including your purchase agreements with Changzhou CTS Fashion Co., Ltd. In this regard you should also address the risk that such agreement may not be as favorable to you as an arms' length transaction.

ANSWER: Please be advised that we have included a risk factor addressing the material risks to our Company associated with entering into related party agreements on page 5.

9.	Please add a risk factor addressing the fact that you received a going concern opinion from your auditor.

ANSWER: Please be advised that we have included a risk factor addressing the fact that we received a going concern opinion from our auditor on page 4.

Determination of Offering Price, page 12

10.
We note your response to comment 23. Please advise us of the consulting expense recognized or to be recognized by the company for the services rendered and confirm whether the shares issued are consistent with your valuation.

ANSWER: Please be advised that we have revised to disclose under Determination of Offering Price on page 12 that the consulting expenses were recognized by the Company for services rendered and the per share price of such shares are consistent with our $.20 per share valuation of the offering under Regulation D Rule 506.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

General

11.
Please revise your discussion to disclose the total rental expense paid for each period presented in the financial statements. Also, please revise to address the total amount of funds spent on opening new stores for each period.

ANSWER: Please be advised that we have revised to disclose the total rental expense paid for each period presented in the financial statements, and the total amount of funds spend on opening new stores for each period.

12.
A significant portion of the company disclosure presented in your Management's Discussion and Analysis is presented, sometimes verbatim, in your Business section. Please review your document and revise to eliminate unnecessarily duplicative disclosure.

ANSWER: Please be advised that we have revised our document to eliminate unnecessarily duplicative disclosure.

13.
We note that the company references its exhibits in numerous places throughout its discussion here, in the Business section, and elsewhere. Please revise to remove these references and summarize the material provisions of the exhibits within your disclosure document.

ANSWER: Please be advised that we have removed these references to exhibits and summarized the material provisions of the exhibits within our disclosure document, as applicable.

14.
Please revise to provide a basis for your statements on page 15 that income is rising in less developed cities in China and that these cities have growing purchasing power in light of the current economic circumstances.

ANSWER: Please be advised that we have revised to provide a basis for our statements on page 15 that income is rising in less developed cities in China, and that these cities have growing purchasing power in light of the current economic circumstances.

15.
On page 16 the company provides a brief summary of several of its growth initiatives. Please revise to disclose the status of these initiatives, including whether any sales have been generated as a result of such initiatives.

ANSWER: Please be advised that we have revised to disclose the current status of our growth initiatives.

16.
It appears from your disclosure that your Class B stores are being used to provide discounted merchandise that did not sell during the season at your Class A stores. Given the short sales time associated with your business plan, please revise, in all appropriate sections, to address the potential impact that these discounts may have on your brand, customers' future pricing and discount expectations, and the potential for sales at your Class B stores to otherwise cannibalize your Class A stores' sales.

ANSWER: Please advised that we have revised to address the potential impact that the discounts in our Class B stores on our brand, customer’s future pricing and discount expectation, and the potential for sales at our Class B stores to cannibalize our Class A stores’ sales.

17.	Please revise to indicate the number of Class A stores and Class B stores.

ANSWER: Please be advised that we have revised to indicate the number of Class A stores and Class B stores as necessary throughout the document.

Results of Operations, page 16

General

18.
In connection with our comment below regarding your financial statement presentation, please revise your discussion of comparative financial information to disclose the nature of your presentation (i.e. analysis of the operations of the successor entity, Baby Fox International, for the fiscal year ended June 30, 2008 plus the operations of the predecessor entity, Shanghai Baby Fox, for the period from July 1,2007 through September 20,2007, the date of your acquisition). Specifically, (1) disclose your basis for presenting the combined results (e.g. for comparative purposes), (2) quantify the operations of Baby Fox International in relation to Shanghai Baby Fox (e.g. Baby Fox International generated $xx in revenue, $yy in expenses during the combined period which are included in the combined results) and (3) indicate that amounts presented and referred to in your discussion will not agree to your financial statements due to your basis of presentation. This disclosure should be made in each section for which combined information is presented including MD&A and the summary financial and operating information section.

ANSWER: Please be advised that we have revised the discussion of comparative financial information to disclose the nature of our presentation.

19.
Your response to our prior comment 32 makes reference to Exhibit 99.4. However, it does not appear that this exhibit was filed, therefore our comment is being reissued in it entirety. In order to enhance an investor's understanding, please provide comparative sales data metrics for each period presented such as average store size, total store square footage, and sales per square foot, same store sales and newly opened store sales. Please ensure you disclose your basis for presenting each metric (i.e. same store sales include stores open x years).

ANSWER: Please note that Exhibit 99.4 is attached to this registration statement, and we have provided comparative sales data metrics for each period presented, and the basis for presenting such metric.

For the Three Months Ended September 30.2008 Compared to Three Months Ended September 30.2007. page 18

20.
We note your page 18 disclosure that you closed seven existing stores for the three months ended September 30, 2008. Please explain whether this amount of store closing is higher than historical levels and, if so, revise to explain why.

ANSWER: Please be advised that we have revised to disclose whether the amount of store closing for the three months ended September 30, 2008 is higher than historical levels.

21.	Please revise to briefly address and summarize the main factors causing changes in your net income/loss for the three months ended September 30, 2008 and 2007.

ANSWER: Please be advised that we have revised to briefly address and summarize the main factors causing changes in our net income/loss for the six months ended December 31, 2008 and 2007.

Sales

22.
We note that increased sales at existing stores was the largest identified contributor to the increase in revenue. Please revise your disclosure to explain the effect of increased clearance sales and higher discount percentages on the change in sales at existing stores. Your revised disclosure should explain your intentions for offering discounted prices in future periods and the effect this is expected to have on your margins.

ANSWER: Please be advised that we have revised our disclosure to explain the effect of increased clearance sales and higher discount percentages on the change in sales at existing stores, and to explain our intensions for offering discounted prices in future periods and the effect this is expected to have on our margins.

Cost of Sales and Gross Profit

23.
We note that you have partially attributed the decrease in gross margin to the decrease in the sales price of merchandise sold to non-corporate stores. Please revise your disclosure to discuss your reasons for decreasing the cost of merchandise and whether this is a permanent or temporary change.

ANSWER: Please be advised that we have revised to discuss our reasons for decreasing the cost of merchandise.

Capital Resources and Liquidity, page 18

24.
We have reviewed your revised disclosure to our prior comment 33. You did not provide an adequate analysis of the components of your statements of cash flows, therefore our comment is being reissued in its entirety. Please revise to provide an explanation for the significant variations in each line item of your statements of cash flows for each period presented. Your revised disclosure should explain the significant changes in balances such as advance to vendors, due from affiliated company, accounts receivable, inventory, and accounts payable and the effect of these changes on your capital position. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

ANSWER: Please be advised that we have revised to provide an explanation for the significant variations in each line item of our statements of cash flows for each period presented.

25.
Please revise your liquidity discussion to provide more visibility concerning the company's expansion and operating plans and near term cash requirements to effectuate the plan. This disclosure should include, for example, the amount of funds budgeted for new store openings in the next year. In this respect reference is made to prior comment 24.

ANSWER: Please be advised that we have revised our liquidity discussion to provide more visibility concerning our expansion and operating plans and near term cash requirements to effectuate the plan.

26.	Please revise to briefly address the $1.4 million deposits payable and $968,000 in customer advances balance on your balance sheet as of September 30, 2008.

ANSWER: Please be advised that we have revised to briefly address the 1.4 million deposits payable and $968,000 in customer advances balance on our balance sheet as of September 30, 2008.

27.	Please revise to indicate whether the company believes that it has sufficient cash on hand to meet its needs for the next year.

ANSWER: We have revised to indicate that we have sufficient cash on hand to meet our needs for the next year.

28.	Please revise to indicate your current amount of working capital.

ANSWER: Please be advised that we have revised to indicate our current amount of working capital.

29.
We reissue our prior comment 36. Please revise to disclose the specific nature -here and elsewhere as appropriate - of the consulting services provided by each party referenced as receiving shares on January 18, 2008. Also, please clarify how the services were valued.

ANSWER: Please be advised that we have revised to disclose the specific nature of the consulting services provided by each party referenced as receiving shares on January 18, 2008, and how the services were valued.

Obligations Under Material Contracts, page 20

30.
It appears that your presentation of operating lease obligations by year is inconsistent with the total of $2,502,417. In addition, it appears the presentation of the operating lease obligations by year is inconsistent with the amounts disclosed in Note 9 of the June 30, 2008 audited financial statements on F-10. Please revise or advise.

ANSWER: Please be advised that we have revised this section to be consistent with the financial statements.

30.	Please revise your contractual obligations table to provide totals for each column.

ANSWER: Please be advised that we have revised the contractual obligations table to provide totals for each column.

Critical Accounting Policies, page 20

Revenue Recognition and Return Policy

31.
We have reviewed your response to our prior comment 88. Your revised disclosure did not address our comment, thus the comment is being reissued. Please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., product returns, discounts for early payment or volume discounts, credits for product that is not sold by within two to three weeks and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

ANSWER: Please be advised that we have revised to disclose the nature and amount of revenue dilution.

33.
Your disclosure states that customers who make purchases at company-owned retail stores have the right to return merchandise according to the department stores' policy. Please revise your disclosure to state how your return policy is set, whether it is consistent among your retail stores, and how this affects your ability to estimate returns.

ANSWER: Please be advised that we have revised to disclose the details of our return policy.

34.
As it relates to sales to non-corporate stores, we note that you allow returns for up to sixty days following the receipt of merchandise. Please revise to disclose your basis for estimating returns (i.e. historical experience) and the accuracy of your estimates (i.e. whether estimated reserves have been consistent with actual returns).

ANSWER: Please be advised that we have revised to disclose our basis for estimating returns and the accuracy of our estimates.

Inventories

35.
Please revise to disclose your process for estimating and creating inventory reserves. For example, your disclosure states that slow moving, out of season, and broken assortment merchandise is sold to discount stores below cost, but does not explain your process for identifying these inventories and estimating and recording the necessary reserve in a timely manner.

ANSWER: Please be advised that we have revised to disclose our process for estimating and creating inventory reserves.

Business, page 21

36.	We reissue our prior comment 39. Please revise to indicate the date on which your acquisition of Shanghai Baby Fox was consummated, as opposed to the date that the agreement was entered into.

ANSWER: Please be advised that we have revised to indicate the date on which our acquisition of Shanghai Baby Fox was consummated.

37.
Your response to prior comment 40 indicates that you filed several option agreements between Mr. Yoshida and your executives as exhibits 99.1, 99.2, and 99.3. We were unable to locate these exhibits. Please advise.

ANSWER: Please note that we have revised to attach the option agreements as exhibits 99.1, 99.2 and 99.3 to this amended registration statement.

38.	Please revise to provide support for your statement that "Baby Fox has exceptionally strong ties to the fashion industry and leading women's fashion magazines."

ANSWER: Please be advised that we have revised to remove “exceptionally strong” from the disclosure.

39.
We note your statement in the Marketing section that "a large portion of these expenditures will support the launch of our new stores as well as a new direct to consumer catalogue initiative." We also note that you have deleted the disclosure concerning the catalogue/mail order sales initiative. Finally, we note your response to our prior comment 24 where you indicate that the company has decided not to launch the mail catalogue business. Please revise as appropriate.

ANSWER: Please be advised that we have revised to remove “as well as a new direct to consumer catalogue initiative.

40.
Please revise here, and in your Management's Discussion and Analysis, to provide enhanced disclosure about your non-corporate stores. This disclosure should explain exactly what these stores are, as well as when and how you recognize sales made to these stores. In addition, the return policies, historical   level of returns and reserves, and any monitoring procedures designed to assess the financial health and inventory levels of these non-corporate stores should be addressed.

ANSWER: Please be advised that we have revised to furnish enhanced disclosure about our non-corporate stores.

41.
Please revise your disclosure under inventory monitoring and management to address how your operations and inventories are segregated from your related parties. Also, please clarify the relative percentage of your inventory that is at your distribution center compared to your store locations and, for inventory at your distribution center, indicate how much represents returned or unsold merchandise. Finally, please indicate whether these amounts are consistent with historical levels.

ANSWER: Please be advised that we have revised to provide disclosure regarding our inventory as requested.

Properties, page 31

42.
Please revise to disclose the market rates for each related party lease, if they are different from the amounts you pay. If the lease terms approximate market rate, please revise to state so and indicate the basis for such statement.

ANSWER: Please be advised that we have revised to disclose the market rates for these related party leases.

Management, page 32

43.	Please revise to disclose the names of your promoters. In this respect we reissue prior comment 50. See Item 404(c) of Regulation S-K.

ANSWER: Please be advised that we do not have any promoters.

44.
Please revise here, and elsewhere where you discuss the May 6, 2008 option agreement, to address the purpose behind the agreement as well as why the parties entered into the agreement. In this respect please clarify the consideration paid for the option agreement itself. Additionally, please clarify your enterprise value associated with these option agreements in light of the fact that control of the company may be purchased pursuant to these options for $700.

ANSWER: Please be advised that we have revised to address the purpose of the May 6, 2008 option agreements, and the consideration for the option agreements.

Executive Compensation, page 34

45.      Please revise your table to present all compensation awarded to, earned by, or paid to the named executive officers, in any form, and not merely "aggregate cash compensation paid." See Item 402(m) of Regulation S-K.

ANSWER: Please be advised that we have revised to present all compensation awarded to, earned by, or paid to the named executive officers pursuant to Item 402(m) of Regulation S-K.

46.	Please revise to indicate whether any member of management receives compensation from third parties, including the related parties disclosed on page 36, for services rendered to you.

ANSWER: Please be advised that we have revised to indicate that no member of our management received compensation from third parties for services rendered to us.

47.
Please revise to provide the discussion contemplated by Item 402(o) of Regulation S-K as requested by prior comment 56. Also, indicate whether you will or may modify or adjust compensation levels following the offering.

ANSWER: Please be advised that we have revised to provide the discussion contemplated by Item 402(0) of Regulation S-K.

Security Ownership, page 35

48.
In light of management's purchase option to acquire 100% ownership of Baby Fox Limited, please advise us of your basis for excluding the shares owned by Baby Fox Limited from management's beneficial ownership calculations. In this regard your response to prior comment 57 does not appear to address the definition of beneficial ownership contained in rule 13d-3 of the Exchange Act which covers indirect ownership and options to acquire indirect ownership. Please advise or revise.

ANSWER: Please be advised that we have revised our disclosure under “Security Ownership” to include the shares owned by Baby Fox Limited in management’s beneficial ownership calculations.

49.      Please revise to indicate the number of officers and directors as a group.

ANSWER: Please note that we have revised to indicate that there were eight (8) officers and directors as a group on page 35.

Certain Relationships and Related Transactions, page 36

50.
We note you make various statements in this section that the rental and lease rates you pay represent market rates. Please revise to indicate the basis of management's belief that these rates are market.

ANSWER: Please be advised that we have revised to indicate the basis of our management’s belief that the rental and lease rates are market.

51.	Please revise to summarize the material terms of each related party arrangement in your disclosure document instead of referring to the exhibits.

ANSWER: Please be advised that we have revised to summarize the material terms of each related party arrangement that are referred to.

52.
Please revise to provide a more detailed discussion of the purchase relationship you have with Changzhou CTS Fashion Co., Ltd. ("Changgzhou") without limiting the generality of the foregoing, please explain:

a.                What merchandise you purchase from them;
b.                Whether the merchandise is designed or manufactured exclusively for you or sold to other parties;

c.                How pricing and quantities purchased are determined pursuant to such contracts; and,
d.               Any other material terms of your arrangements with them as well as how the terms were set and who was responsible for determining them.

           In this regard your attention is directed to our prior comment 6.

ANSWER: Please be advised that we have revised to provide a more detailed discussion of the purchase relationship that we have with Guangzhou CTS Fashion Co., Ltd.

53.
Please revise to separately address the origin and purpose of the accounts receivable balances from Changzhou. Also, address whether management believes that Changzhou will be able to repay these amounts.

ANSWER: Please be advised that we have revised to separately address the origin and purpose of the accounts receivable balances from Guangzhou.

54.	We note your statement that your board approved these related party transactions. Please revise to state, if true, that you have no disinterested board members.

ANSWER: Please be advised that we have revised to state that we have no disinterested board members.

55.
Please reconcile your disclosure that you do not have any amounts payable to related parties to your financial statements as of September 30, 2008 which disclose $2,768,560 in accounts payable to an affiliated company, loans payable to an officer, and dividends payable to a director.

ANSWER: Please be advised that we have reconciled this section with the financial statements.

56.	In a separate paragraph please provide summary information of the total payments made to Changzhou for each period presented by the financial statements.

ANSWER: Please be advised that we have provided summary information of the total payments made to Guangzhou for each period presented by the financial statements.

57.
Please file all related party agreements, including any master agreements which govern the relationships between the parties generally. In this respect the agreement included as exhibit 10.2 appears to address only a single purchase -please advise or revise.

ANSWER: Please be advised that we do not have any master agreements that govern the relationships between the parties generally. As of the date hereof, we have entered into more than 100 purchase agreements with related parties. As all of the purchase agreements are in essentially the same form, the agreement included as Exhibit 10.2 presents the major structures and terms of all of the agreements that we entered with related party.

58.	Please provide more detailed disclosure concerning the nature of the consulting services provided by Qian Wang.

ANSWER: Please be advised that we have provided more detailed disclosure concerning the nature of the consulting services provided by Qian Wang and have attached the consulting agreement as Exhibit 10.11.

59.	We note your response to comment 63. We believe that the comment is still applicable. Revise to provide the disclosure contemplated by Item 404(c) of Regulation S-K.

ANSWER: Please be advised that we have revised to include the disclosure contemplated by Item 404(c) of Regulation S-K under “Certain Relationships and Related Transactions” on page 36.

Description of Securities, page 36

60.	We note your response to our prior comment 67. Please advise us how or whether the company concluded that rule 144(c) was satisfied for purposes of its calculation and disclosure.

ANSWER: Please be advised that we have revised our statement to disclose that we do not have any shares that are available for resale to the public in accordance with Rule 144.

61.
We note your response to comment 67 that 40,000,000 shares of common stock are available for sale to the public in accordance with Rule 144. Please revise to indicate the conditions set forth in Rule 144 which must be met for the securities to be sold pursuant to Rule 144.

ANSWER: Please be advised that we have revised our statement to disclose that we do not have any outstanding common shares that are available for resale to the public in accordance with Rule 144.

Plan of Distribution, page 39

62.
Please revise to disclose the material terms of your agreements with Allstar Business Consulting, Inc. which are currently disclosed in Part II. This disclosure should also include the total value of all cash and non-cash consideration paid pursuant to the agreement.  Also, please file any agreements with them.

ANSWER: Please be advised that we have revised to disclose the material terms of our agreements with Allstar Business Consulting, Inc., and the total fair value of the consideration paid pursuant to the agreement.

63.	Also, revise to clarify whether Allstar, or any of its affiliates, or transferees, is a selling shareholder in this offering. If so, revise to name them as an underwriter.

ANSWER: Please be advised that we have disclosed that Allstar is a selling shareholder in this offering. However, Allstar received the shares as compensation for consulting services rendered, and are selling their shares for their own accounts. As a result, we believe Allstar is not an underwriter in this offering.

64.
In responding to the preceding two comments, please note that your page 20 disclosure should be revised to conform your disclosure to this section and explain the reference "reducing [y]our cash expenses."

ANSWER: Please be advised that we have revised our disclosure on page 20.

65.	Please revise to disclose that Favor Jumbo Enterprises is an underwriter. See prior comment 66.

ANSWER: Please be advised that we have revised our statement under “Plane of Distribution” to disclose that Favor Jumbo Enterprises is an underwriter.

Baby Fox International, Inc. and Subsidiary

Consolidated Financial Statements - Three Months Ended September 30, 2008

General

66.
Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with all amendments.

ANSWER: Please be advised that we have included a currently dated consented from our independent account in this amended Registration Statement.

Balance Sheet. F-l

67.
Please note that Article 8-03 of Regulation S-X requires the presentation of a balance sheet as of the end of the most recent interim period and as of the end of the preceding fiscal year. Please revise.

ANSWER: Please be advised that we have included the balance sheet as of the end of the most recent interim period.

Notes to Consolidated Financial Statements

General

68.
Please note that Rule 8-03(b)(l) of Regulation S-X requires that interim financial statements be accompanied by footnotes sufficient to provide a fair presentation. Please revise. In addition, please note that the footnotes accompany the financial statements and therefore should be presented subsequent to the actual financial statements.

ANSWER: Please be advised that we have revised our interim financial statements to include more footnotes to sufficiently provide affair presentation.

Consolidated Financial Statements - Fiscal Years Ended June 30,2008 and 2007 Report of Independent Registered Public Accounting Firm

69.
We note that your independent accountant, Paritz & Company, P.A., has its primary offices in the U.S. (New Jersey). It appears that all of the assets, liabilities, revenues and expenses of Baby Fox International relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and liabilities, are conducted. Your response should include a discussion of the following:

•
Whether another auditor will be involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor plans to assess the qualifications of the other auditor and the other auditor's knowledge of U.S. GAAP and PCAOB Standards;

ANSWER: Please be advised that we do not have another auditor that will be involved in the audit of the Chinese operations. Our U.S. accounting firm has a partner and several staff who are fluent in Chinese (Mandarin), and traveled to China to visit the company and did the field work.

•
Whether your U.S. auditor will perform all the required audit procedures within the United States or whether a portion of the audit will be conducted by your U.S. auditor within the People's Republic of China.

ANSWER: Please be advised that our U.S. auditor has and will perform all the required audit procedures within the United States.

70.
Please advise your independent accountant that the working capital deficit of $439,940 at June 30, 2008 as disclosed in their report is inconsistent with the total current assets less total current liabilities presented in balance sheet on F-2. Please clarify and revise.

ANSWER: Please be advised that we have revised the balance of our working capital deficient as of June 30, 2008. The revised balance is $620,720.

Consolidated Statement of Income. F-3

71.
It appears that you have adjusted the statement of operations for the fiscal year ended June 30, 2007 from your prior filing. For example, total sales presented in your prior filing was $5,552,168, but is now shown as $6,964,012. Please provide us with an explanation for the changes to your statement of operations from your prior filing and, if necessary, revise to provide the disclosures required by SFAS No. 154.

ANSWER: Please be advised that in the prior filings for the fiscal year ended June 30, 2007, our total sale was $5,552,168, consisting of sales to customers in the amount of $6,964,012 and rent paid to department stores in the amount of $1,411,844. The financial statements included in the Form S-1 field on February 9, 2009 were adjusted to reflect the gross sales in the amount of $6,964,012 and the selling expenses in the amount of $1,411,844. Because the adjustment did not change the net income, we believe the disclosures required by SFAS No. 154 are not necessary.

Consolidated Statement of Changes in Stockholders' Equity. F-4

72.
The presentation of the acquisition of Shanghai Baby Fox as a decrease to stockholders' equity appears to be inconsistent with the terms of the transaction in which Baby Fox International purchased Shanghai Baby Fox for RMB 5.72 million. Please revise.

ANSWER: Please be advised that Baby Fox International, Inc. borrowed $810,160 from its officer/shareholder, Mr. Jieming Huang and then made payment of $806,608 to a 100% owner of Shanghai Baby Fox, Ms Fengling Wang, to satisfy the acquisition agreement. Ms Fengling Wang is the mother of Mr. Jieming Huang. The loan of $810,160 is recorded as long term debt and is due in 2018. Since the acquisition was treated as a transaction under common control and the end result of this transaction is Ms Fengling Wang’s family stay in control of the consolidated group and Baby Fox International, Inc. owes Mr. Jieming Huang for the loan amount, the payment to Ms Fengling Wang is recorded as reduction of shareholder’s equity.

73.
It appears from your disclosure here and on page 33 that in January 2008 you issued of 37,957,487 shares of common stock to Baby Fox Limited which is a British Virgin Islands entity controlled by Hitoshi Yoshida. Please revise your disclosure to discuss the business purpose of this transaction and what the benefit is to the Company and the shareholders.

ANSWER:  Please be advised that on January 18, 2008, we issued a total of 37,957,487shares of our common stock, $.001 par value per share to Baby Fox Limited, a British Virgin Islands entity controlled by Hitoshi Yoshida, our former officer and director, as founder’s shares. On May 6, 2008, Hitoshi Yodshida entered into stock option agreements with two of our directors, Jieming Huang and Jieping Huang, and Linyin Wang, respectively, to purchase all of the shares of Baby Fox Limited. Mr. Yodshida is the owner of 10,000 shares of Baby Fox Limited which represent 100% of the issued and outstanding common stock of Baby Fox Limited.

The option agreements were entered into in conjunction with the combination transaction in order to satisfy China regulations Circular 75. Because Hitoshi Yoshida is not a Chinese resident, we do not need to register with local SAFE. This structure allows us to transfer the Shanghai Baby Fox ownership to offshore China through a “slow walk” model, by transferring share ownership over a period of time. Otherwise, if there were a direct transfer of Shanghai Baby Fox ownership to a Chinese resident controlled offshore special purpose company (SPV), Baby Fox Limited, we might be subject to Ministry of Commerce (MOC)’s approval.

74.
It appears from the disclosure on page 33 that in May 2008 Hitoshi Yoshida entered into option agreements with Jieping Huang, the Chief Executive Officer, President and Chairman of the Board, Linyin Wang, and Jieming Huang, Supervisor and Board Member to purchase 100% of the issued and outstanding shares of Baby Fox Limited. It appears from the disclosure that the options to purchase the 10,000 outstanding shares may be exercised for a total price of $1,000. Please provide a detailed discussion of how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance in SFAS No. 123(R). In addition, please file the related option agreements.

ANSWER: Please be advised that we are reporting on Baby Fox International, Inc. Baby Fox Limited, a BVI company, owns 93.89% of outstanding shares of Baby Fox International, Inc. This option agreement is between the owners of Baby Fox International, Inc. and would only affect the ownership of Baby Fox International, Inc., the reporting company. Therefore, no accounting treatment on the book of Baby Fox International, Inc.

75.
It appears from your disclosure here and under Item 15 - Recent Sales of Unregistered Shares that you issued 1,942,513 shares of common stock in exchange for services during the fiscal year ended June 30, 2008. Please provide a detailed discussion of how you determined the measurement date for these equity instruments and the period over which the compensation will be recognized. In addition, please disclose the process for estimating the fair value of these instruments under the fair value approach. Please refer to the guidance in EITF 96-18 and SFAS No. 123(R).

ANSWER: Please be advised Baby Fox International, Inc. issued shares of common stock in exchange for services received from independent third party in relating to S-1 filing. The shares were valued at $0.20 per share, the same valuation that shares were sold in the March 2008 private placement. The number of shares issued to each of these third party services providers was based upon the invoices issued by such providers and agreed to by the Company, divided by $0.20.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition and Return Policy. F-6

76.
Your revenue recognition policy for sales to non-corporate stores states that revenue is recognized at the date of shipment and when delivery is complete. These two statements appear to be inconsistent. Please revise to clearly state whether revenue is recognized upon shipment or upon delivery. Please refer to the guidance in SAB 104.

ANSWER: Please be advised that we have revised our revenue recognition policy in the December 31, 2008 financial statements to clearly state when our revenues are recognized.

Note 2 - Acquisition. F-9

77.
We have reviewed your response to our prior comment 77 and your revised disclosure noting you accounted for the acquisition of Shanghai Baby Fox as a "transaction under common control." It appears from the disclosure throughout the document and the Equity Share Acquisition Agreement filed as Exhibit 10.9 that Baby Fox International acquired 100% of the equity of Shanghai Baby Fox in September 2007 in exchange for cash consideration of RMB 5.72 million. There does not appear to be any common ownership between Baby Fox International and Shanghai Baby Fox. Because Baby Fox International purchased Shanghai Baby Fox for cash, Baby Fox International would appear to be the acquirer of an operating company that should be accounted for as a business combination under the purchase method of accounting. Please refer to the guidance of SFAS No. 141. Please advise or revise.

ANSWER: Please be advised that Ms Fengling Wang owns 100% capital of Shanghai Baby Fox before acquisition. After Baby Fox International, Inc. acquired Shanghai Baby Fox in September 2007, Ms Fengling Wang and her two sons, Mr. Jiejing Huang and Mr. Jieping Wang became board of directors of Baby Fox International, Inc. and Mr. Jieming Huang is also the Chairman of board of directors. Ms Fengling Wang’s husband, Linyin Wang, and her two sons were granted the option to purchase 93.89% interest of Baby Fox International, Inc. in May 6, 2008. Since before and after the acquisition, Ms Fengling Wang and her family stay in control of the reporting company, the acquisition of Shanghai Baby Fox was treated as a “transaction under common control”

78.	Considering the comment above, the following financial statements are required in your amended registration statement as of the date of this letter:

•	Audited financial statements of Baby Fox International for the period from inception (August 13, 2007) through June 30, 2008.
o
The statement of operations and statement of cash flows should include Baby Fox International from inception (August 13, 2007) to June 30, 2008 and Shanghai Baby Fox from the acquisition date (September 20,2007) through June 30,2008.

o	The balance sheet should present the consolidated company as of June 30, 2008 (as is currently presented in your registration statement).
•	Audited statement of operations and statement of cash flows of Shanghai Baby Fox for the period from July 1,2007 to September 19,2007.
•	Audited financial statements of Shanghai Baby Fox for the fiscal year ended June 30,2007

A complete set of notes should be provided for each entity. The pre-merger financial statements should be clearly labeled as predecessor financial statements. The financial statements can be presented together with a line of demarcation between the financial statements of the predecessor (i.e. Shanghai Baby Fox) and the issuer (i.e. Baby Fox International) or each entity's fmancial statements can be presented separately.

ANSWER: Please be advised that since the acquisition was treated as a transaction under common control as explained in prior items, the financial statements of Baby Fox International, Inc. were represented by using “as if pooling” which presume the acquisition was occurred at the beginning of the reporting period.

Note 8 - Income Taxes. F-10

78.
It appears from your disclosure on F-7 that you account for income taxes using the asset and liability method prescribed by SFAS No. 109. Please provide a detailed discussion of how you accounted for deferred tax assets or liabilities resulting from the differences between your book and tax basis in accordance with SFAS No. 109. In addition, please provide the disclosures required by paragraphs (43-48) of SFAS No. 109.

ANSWER: Please be advised that we have included the disclosures required by paragraphs (43-48) of SFAS No. 109.

Note 9 - Commitments and Contingencies, F-10

79.
We have reviewed your response to our prior comment 96 noting you have recorded all expenses incurred on your behalf by management included rent expense. However, it does not appear that operating income or net income for the fiscal year ended June 30,2007 were adjusted from your prior filing. Please revise to record all expenses incurred by management on your behalf including rent expense for executive office space provided by a member of the board of directors. Please refer to the guidance in SAB Topic l.B.l.

ANSWER: Please be advised we have revised to include all expenses incurred for us by management for the fiscal year ended June 30, 2007.

Part II

Recent Sales of Unregistered Securities

80.	Please revise to clarify the consulting services provided by Favor Jumbo Enterprises Limited.

ANSWER: Please be advised that we have revised to clarify the consulting serviced provided by Favor Jumbo Enterprises Limited.

Exhibits

82
We note your response to comment 100. Several of the exhibits listed in your exhibits index do not appear to have been filed with your amendment. Nor do they appear to have been filed previously. In your next amendment please identify when each exhibit was filed and file any agreements listed which have not been filed.

ANSWER: Please be advised that we have attached to this registration statement all the remaining exhibits that were not filed previously.

Exhibit 10.3

83.
Line 16 of your agreement provides for the payment of a non-refundable alliance charge of 20,000. Please advise us what this charge represents and how the company presents these charges on its financial statements.

ANSWER: Please be advised that we have revised to disclose that RMB 20,000 was charged for using our brand name and the fee is accounted as revenue from non-corporate stores.

Exhibit 10.7

84.	Please revise your existing disclosure to describe the material terms of this loan agreement and, in particular, address the restrictions associated with Section 4.

ANSWER: Please be advised that we have revised our existing disclosure to describe the restrictions stipulated by the loan agreement that we entered into with Mr. Jieming Huang, our CEO.

Undertakings

85.	We note your response to comment 102. Please revise to include the entire undertaking required by Item 512(a) of Regulation S-K.

ANSWER: Please be advised that we have revised our disclosure to include the entire undertaking required by Item 512(a) of Regulation S-K.

Signatures

86.
We note your response to prior comment 103. However, we were unable to locate the signature of your controller. Revise to provide the signature of your principal accounting officer or controller. Please revise.

       ANSWER: Please note that we have included the signature of our controller.

Very truly yours,

Baby Fox International, Inc.

By:	/s/ Jieming Huang
Jieming Huang President and Chief Executive Officer